HOLD BROTHERS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	285,216
Deposits with clearing organizations		4,731,000
Receivable from broker-dealers and clearing organizations		200,458
Receivable from related parties		488,459
Other assets		31,637
TOTAL ASSETS	$	5,736,770

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Securities sold, not yet purchased	$	3,214
Payable to related party		692,346
Accounts payable		251,066
Accrued expenses and other liabilities		130,581
TOTAL LIABILITIES		1,077,207

MEMBERS' EQUITY

Class A voting, members' units		261,543
Class B nonvoting, members' units		4,398,020
TOTAL MEMBERS' EQUITY		4,659,563
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,736,770